SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
(Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
China Netcom Group Corporation (Hong Kong) Limited
(Name of Issuer)
Ordinary shares of par value US$0.04 per share
(Title of Class of Securities)
Y1505N 10 0
(CUSIP Number)
Karen Mok
75th Floor, The Center
99 Queen’s Road Central
Hong Kong
Telephone: (+852) 2121 3220
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 4, 2008
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	Y1505N 10 0	13D

1	NAME OF REPORTING PERSON TELEFÓNICA, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		663,220,523 [1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

663,220,523 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

663,220,523 [1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON

CO
1 Includes: (a) 196,882,473 ordinary shares acquired from CNC Fund, L.P. in June 2005; (b) 137,088,832 ordinary shares acquired through open market purchases of (i) 132,794,816 ordinary shares from July to September 2005, (ii) 2,092,016 ordinary shares in December 2006, and (iii) 2,202,000 ordinary shares in December 2007; (c) 181,233,782 ordinary shares acquired in September 2008, which include 2,512,000 ordinary shares underlying 125,600 American Depository Shares (“ADSs”); and (d) 148,015,436 ordinary shares for which an agreement to acquire was reached in January 2008, and closing is expected to take place later in September 2008.

CUSIP No.	Y1505N 10 0	13D

1	NAME OF REPORTING PERSON TELEFÓNICA INTERNACIONAL, S.A.U.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		663,220,523 [2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

663,220,523 [2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

663,220,523 [2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON

CO
2 Includes: (a) 196,882,473 ordinary shares acquired from CNC Fund, L.P. in June 2005; (b) 137,088,832 ordinary shares acquired through open market purchases of (i) 132,794,816 ordinary shares from July to September 2005, (ii) 2,092,016 ordinary shares in December 2006, and (iii) 2,202,000 ordinary shares in December 2007; (c) 181,233,782 ordinary shares acquired in September 2008, which include 2,512,000 ordinary shares underlying 125,600 ADSs; and (d) 148,015,436 ordinary shares for which an agreement to acquire was reached in January 2008, and closing is expected to take place later in September 2008.

Introduction
Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE
Exhibit Index
EX-99.1: SHARE PURCHASE AGREEMENT
EX-99.2: PRESS RELEASE
EX-99.3: SHARE PURCHASE AGREEMENT
EX-99.4: IRREVOCABLE UNDERTAKING
EX-99.5: JOINT FILING AGREEMENT

SCHEDULE 13D
Introduction
In June 2005, Telefónica Internacional, S.A., a wholly-owned subsidiary of Telefónica, S.A. (subsequently denominated Telefónica Internacional, S.A.U., in both instances, “Telefónica Internacional”), acquired from CNC Fund, L.P. 2.99% of the then-outstanding ordinary shares of China Netcom Group Corporation (Hong Kong) Limited (“CNC”), a telecommunications company organized under the laws of Hong Kong, for an equivalent of approximately €240 million.
From July 2005 to December 2007, Telefónica Internacional increased its stake to 333,971,305 ordinary shares in CNC, or 4.99% of the then-outstanding ordinary shares of CNC, through open market purchases for an equivalent of approximately €424 million.
On January 18, 2008, Telefónica Internacional reached an agreement to acquire, subject to certain conditions, an additional stake of 148,015,436 ordinary shares of CNC (the “January Share Purchase Agreement”). Closing is expected to take place later in September 2008.
On September 4, 2008, Telefónica Internacional and AllianceBernstein L.P. announced that they entered into a share purchase agreement (the “Share Purchase Agreement”) for the sale and purchase of (a) 178,721,782 ordinary shares of CNC, and (b) 2,512,000 ordinary shares underlying 125,600 American Depository Shares (“ADSs”) that are registered under the Securities Exchange Act of 1934, as amended (such shares referred to in clauses (a) and (b), collectively, the “Shares”). (See Item 6 “Share Purchase Agreement,” and Exhibits 1 and 2 to this Schedule 13D.)
On September 4, 2008, Telefónica Internacional entered into an additional share purchase agreement with AllianceBernstein L.P. for the acquisition of a second tranche (the “Second Tranche Acquisition”) in respect of a number of shares in China Unicom Limited (“CU”), a telecommunications company organized under the laws of Hong Kong, to be issued after the merger of CU and CNC, which is expected to be effective in October 2008, in an exchange of shares representing up to a 3.03% stake in CNC. The completion of the Second Tranche Acquisition is subject to certain conditions, including but not limited to the successful completion of the scheme of arrangement of CNC (the “Scheme”) through which CNC will be merged with CU. Upon completion of the Second Tranche Acquisition, Telefónica International’s pro-forma shareholding in the enlarged entity resulting from the merger of CU and CNC following the completion of the Scheme would stand at approximately 5.50% (inclusive of the above-mentioned acquisitions of 148,015,436 ordinary shares of CNC pursuant to the January Share Purchase Agreement). (See Item 6 “Second Tranche Acquisition share purchase agreement,” and Exhibit 3 to this Schedule 13D.)
Item 1. Security and Issuer.
This Schedule 13D relates to the ordinary shares of par value US$0.04 per share of CNC. The address of CNC’s principal executive offices is Room 6701, The Center, 99 Queen’s Road Central, Hong Kong.

Item 2. Identity and Background.
This Schedule 13D is filed by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”), and its wholly-owned subsidiary Telefónica Internacional. The principal business address for Telefónica is Distrito C, Ronda de la Comunicación s/n, 28050, Madrid, Spain. Telefónica’s principal business is telecommunications.
The names, citizenship, business addresses and principal occupations or employments of the executive officers and directors of Telefónica are set forth in Schedule I, which is incorporated herein by reference.
During the last five years, neither Telefónica nor, to the knowledge of Telefónica, any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
From June 2005 to December 2007, Telefónica Internacional acquired a total of 333,971,305 ordinary shares of CNC from CNC Fund, L.P. through open market purchases. These acquisitions were funded through internally generated funds. (See Introduction to this Schedule 13D.)
On September 4, 2008, Telefónica Internacional acquired 178,721,782 ordinary shares of CNC and 2,512,000 ordinary shares underlying 125,600 ADSs issued by Citibank N.A., acting in its capacity as depository. At closing on September 9, 2008, Telefónica Internacional paid the equivalent of HK Dollars 4,237,245,823 (approximately €368 million) as the aggregate purchase price for such shares. This acquisition was funded through internally generated funds. (See Introduction, Item 6 “Share Purchase Agreement,” and Exhibit 1 to this Schedule 13D.)
Item 4. Purpose of Transaction.
Telefónica, through Telefónica Internacional, is acquiring the Shares for investment purposes. Telefónica intends to assess its investment in CNC from time to time on the basis of various factors, including, without limitation, CNC’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant to Telefónica, it may acquire additional shares in CNC, or dispose of all or part of the shares of CNC, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by Telefónica at any time without prior notice. Telefónica may engage, directly or through Telefónica Internacional, in communications from time to time with one or more stockholders, officers or directors of CNC regarding CNC’s operating performance, strategic direction or other matters that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, neither Telefónica nor Telefónica Internacional has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Telefónica will, however, continue to review the business of CNC and, depending upon one or more of the factors referred to above, may in the future propose that CNC take one or more such actions.
Item 5. Interest in Securities of the Issuer.
(a) Telefónica Internacional currently is the beneficial owner of 663,015,523 ordinary shares of CNC, or approximately 9.90 % of its ordinary share capital, which includes (a) 148,015,436 ordinary shares pursuant to the January Share Purchase Agreement, for which closing is expected to take place later in September 2008, and (b) 2,512,000 ordinary shares underlying 125,600 ADSs. (See Item 6 “Share Purchase Agreement” and “January Share Purchase Agreement,” to this Schedule 13D.)
(b) Pursuant to a letter of undertaking obtained from Telefónica Internacional on June 1, 2008, Telefónica has agreed to vote in favor of the Scheme. (See Item 6 “Letter of Undertaking,” to this Schedule 13D.) Other than such letter of undertaking, neither Telefónica, directly or through Telefónica Internacional, nor, to the best knowledge of Telefónica, any of its respective executive officers and directors listed on Schedule I, has the power to vote or direct the vote, shared power to vote or direct the vote, power to dispose or direct the disposition, or shared power to dispose or direct the disposition of any of the Shares.
(c) Except as set forth in this Schedule 13D, neither Telefónica, directly or through Telefónica Internacional, nor, to the best knowledge of Telefónica, any of its respective executive officers and directors listed on Schedule I, beneficially owns or has effected any transactions in the Shares during the past sixty (60) days.
(d) Except as set forth in this Schedule 13D, neither Telefónica, directly or through Telefónica Internacional, nor, to the best knowledge of Telefónica, any of its respective executive officers and directors listed on Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
▪	Share Purchase Agreement.
The following summary of certain material provisions of the Share Purchase Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 1 to this Schedule 13D.
On September 4, 2008, Telefónica Internacional and AllianceBernstein L.P., for itself and on behalf of its affiliates, entered into the Share Purchase Agreement for the sale and purchase of the Shares, consisting of (a) 178,721,782 ordinary shares of CNC, and (b) 2,512,000 ordinary shares underlying 125,600 ADSs issued by Citibank N.A., acting in its capacity as depository, which are currently traded on the New York Stock Exchange. At closing on September 9, 2008, Telefónica Internacional paid the equivalent of HK Dollars 4,237,245,823 (approximately €368 million) as the aggregate purchase price for the Shares. Each of the parties made customary warranties in connection with the sale and purchase of the Shares.

▪	January Share Purchase Agreement
On January 18, 2008, Telefónica Internacional reached an agreement to acquire, subject to certain conditions, an additional stake of 148,015,436 ordinary shares of CNC (the “January Share Purchase Agreement”). Closing is expected to take place later in September 2008.
▪	Letter of Undertaking.
The following summary of certain material provisions of the Letter of Undertaking (as defined below) does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 4 to this Schedule 13D.
On June 1, 2008, Telefónica Internacional entered into a letter of undertaking with CU in connection with CU’s proposed merger with CNC in accordance with the Scheme (the “Letter of Undertaking”). A copy of the Letter of Undertaking is included as Exhibit 4 to this Schedule 13D, and the description of the undertakings contained herein is qualified in its entirety by reference to Exhibit 4 to this Schedule 13D, which is incorporated herein by reference.
Pursuant to the Letter of Undertaking, Telefónica Internacional has undertaken that it shall not, among other things, (a) other than pursuant to the Scheme, sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in (i) any ordinary shares of CNC beneficially owned by Telefónica Internacional as of the date of such Letter of Undertaking or (ii) any other shares or securities in CNC issued or unconditionally allotted to it or otherwise acquired by it (such shares referred to in clauses (i) and (ii), collectively, the “Undertaking Shares”); (b) accept, or procure the acceptance of, any other offer in respect of the Undertaking Shares; (c) vote in favor of any resolution which might result in any condition of the Scheme not being fulfilled; (d) other than pursuant to the Scheme, enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or authorize or incur any obligation (i) to do any of the acts referred to in (a), (b) and (c) above or (ii) which, in relation to the Undertaking Shares, would or might restrict or impede it voting in favor of the Scheme; (e) sell or otherwise dispose of any shares or other securities of CU or any interest therein (including any derivatives referenced to such securities) or (f) requisition or join in requisitioning any general or class meeting of CNC without the prior consent of CU.
Telefónica Internacional has also undertaken that it shall not directly or indirectly solicit or encourage any person other than CU to make any offer for any shares or other securities of CNC or take any action which is or may be prejudicial to the successful outcome of the Scheme or which would or may have the effect of preventing any of the conditions of the Scheme from being fulfilled. Telefónica Internacional has further undertaken to exercise all voting rights attaching to the Undertaking Shares to vote in favor of all resolutions to approve the Scheme and any related matters necessary to implement the Scheme proposed at any general or class meeting (the “EGM”) and court convened meeting (the “Court Meeting”) of CNC to be convened and held in connection with the Scheme, or at any adjournment of any such meeting.
The Letter of Undertaking shall lapse if, among other things, (a) CU announces, with the consent of the Securities and Futures Commission of Hong Kong and before the Scheme Document is posted, that it does not intend to proceed with the Scheme; (b) the Scheme is not approved at the EGM or the Court Meeting by November 30, 2008; (c) the Scheme lapses or is withdrawn in accordance with its terms; or (d) there is a higher competing offer for CNC. In addition, the Letter of Undertaking would lapse if (i) since the date of the Letter of Undertaking, there has been a material adverse change in the business, financial or trading position of CU or (ii) the independent financial adviser appointed by the independent board committee of CNC does not render an opinion that certain proposals set forth in CNC’s and CU’s joint announcement dated June 2, 2008 are fair and reasonable.
▪	Second Tranche Acquisition share purchase agreement.
The following summary of certain material provisions of the share purchase agreement with respect to the Second Tranche Acquisition does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of such documents attached as Exhibit 3 to this Schedule 13D.
On September 4, 2008, Telefónica Internacional and AllianceBernstein L.P., for itself and on behalf of its affiliates, entered into a share purchase agreement for the sale and purchase of 182,336,159 ordinary shares of CNC and the 2,512,000 ordinary shares underlying 125,600 ADSs, subject to adjustment at closing. The maximum number of shares Telefónica Internacional agreed to ultimately purchase is 203,152,256. Such shares are subject to the underlying entitlement to the ordinary shares and ADSs of CU to be issued to AllianceBernstein L.P. and its affiliates pursuant to and in connection with the share exchange proposal (the “Share Proposal”) and the Scheme, including the withdrawal of the listing of CNC’s ordinary shares on the Hong Kong Stock Exchange and the delisting of CNC’s ADSs from the New York Stock Exchange, jointly announced by CNC and CU on June 2, 2008.
The aggregate purchase price payable for the shares shall be an average of the closing prices of the shares as quoted on the Hong Kong Stock Exchange for each of the 30 consecutive trading days immediately prior to the completion of the Scheme and the Share Proposal, subject to a minimum purchase price of HK Dollars 22.21 and a maximum purchase price of HK Dollars 24.55. The purchase price is also subject to adjustment at closing for any monetary distributions paid to or declared by CNC and received or to be received by or on behalf of the sellers on or after September 4, 2008. The closing is conditional on, among other things, the completion of the Share Proposal and the Scheme (the “Closing Condition”). Unless otherwise agreed, the closing date for each transaction is the date five (5) business days after the date on which the Closing Condition is satisfied, which date is expected to be on or before October 15, 2008 and in any event no later than December 15, 2008 or such later date as the parties may agree (the “Long Stop Date”).

Each party has the right to terminate this share purchase agreement if the Closing Condition is not satisfied by the Long Stop Date. Each of the parties made customary warranties in connection with such sale and purchase. Each of AllianceBernstein L.P. and its affiliates also undertook to Telefónica Internacional that, until the Long Stop Date or the date the share purchase agreement is terminated, whichever is earlier, it shall not dispose of or enter into any agreement or arrangement to dispose of or permit the disposal of any of the applicable shares.
Item 7. Material to be Filed as Exhibits.
Exhibit 1:
Share Purchase Agreement, dated September 4, 2008, for the purchase of shares in China Netcom Group Corporation (Hong Kong) Limited between Telefónica Internacional, S.A.U. and AllianceBernstein L.P.
Exhibit 2:
Press release, dated September 4, 2008, announcing the agreement between Telefónica Internacional, S.A.U. and AllianceBernstein L.P. to acquire an additional stake of up to approximately 5.74% of the share capital of China Netcom Group Corporation (Hong Kong) Limited.
Exhibit 3:
Share Purchase Agreement, dated September 4, 2008, for the purchase of shares in China Unicom Limited between Telefónica Internacional, S.A.U. and AllianceBernstein L.P.
Exhibit 4:
Irrevocable Undertaking, dated June 1, 2008, between Telefónica Internacional, S.A.U. and China Unicom Limited.
Exhibit 5:
Joint Filing Agreement, dated September 15, 2008, between Telefónica, S.A. and Telefónica Internacional, S.A.U.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 15, 2008

TELEFÓNICA, S.A.
By:	/s/ Maria Luz Medrano Aranguren
	Name:	Maria Luz Medrano Aranguren
	Title:	Group General Vice Counsel

TELEFÓNICA INTERNACIONAL, S.A.U.
By:	/s/ Juan Carlos Ros Brugueras
	Name:	Juan Carlos Ros Brugueras
	Title:	Attorney

Schedule I
Executive Officers and Directors of Telefónica
The directors and executive officers of Telefónica as of the date hereof are set forth below. The business address of each director or executive officer is that of Telefónica located at Distrito C, Ronda de la Comunicación s/n, 28050 Madrid, Spain. Unless noted otherwise, each of the named individuals is a citizen of the Kingdom of Spain.
Directors and Officers of Telefónica

	Position with	Present principal occupation (if
Name and surname	Telefónica	different from position with Telefónica)
Members of the Board of Directors:

César Alierta Izuel	Executive Chairman and Chairman
Isidro Fainé Casas	Vice Chairman	Chairman, La Caja de Ahorros y Pensiones de Barcelona
Vitalino Manuel Nafría Aznar	Vice Chairman
Julio Linares López	Director and Chief Operating Officer
José María Abril Pérez	Director
Fernando de Almansa Moreno-Barreda	Director
José María Álvarez-Pallete López	Director	General Manager, Telefónica Latin America
David Arculus (citizen of the United Kingdom)	Director
Eva Castillo Sanz	Director	Head of Global Wealth Management for Europe, Middle East and Asia, Merrill Lynch
Carlos Colomer Casellas	Director	Chairman, Colomer Group
Peter Erskine (citizen of the United Kingdom)	Director
Alfonso Ferrari Herrero	Director
Luiz Fernando Furlán (citizen of the Federative Republic of Brazil)	Director
Gonzalo Hinojosa Fernández de Angulo	Director
Pablo Isla Álvarez de Tejera	Director	Deputy Chairman and CEO, Inditex, S.A.
Antonio Massanell Lavilla	Director	Senior Executive Vice President, Caja de Ahorros y Pensiones de Barcelona
Francisco Javier de Paz Mancho	Director

Sch. I-1

	Position with	Present principal occupation (if
Name and surname	Telefónica	different from position with Telefónica)
Executive Officers:

César Alierta Izuel	Chairman and Chief Executive Officer
Julio Linares López	Chief Operating Officer
José María Álvarez-Pallete López	General Manager, Telefónica Latin America
Guillermo Ansaldo Lutz	General Manager, Telefónica Spain
Matthew Key	General Manager, Telefónica Europe
Santiago Fernández Valbuena	General Manager of Finances and Corporate Development
Luis Abril Pérez	Technical General Secretary to the Chairman
Calixto Ríos Pérez	General Manager of Internal Audit
Ramiro Sánchez de Lerín García-Ovies	General Secretary and Secretary to the Board of Directors

Sch. I-2

Exhibit Index

Exhibit No.

1.	Share Purchase Agreement, dated September 4, 2008, for the purchase of shares in China Netcom Group Corporation (Hong Kong) Limited between Telefónica Internacional, S.A.U. and AllianceBernstein L.P.

2.	Press release, dated September 4, 2008, announcing the agreement between Telefónica Internacional, S.A.U. and AllianceBernstein L.P. to acquire an additional stake of up to approximately 5.74% of the share capital of China Netcom Group Corporation (Hong Kong) Limited.

3.	Share Purchase Agreement, dated September 4, 2008, for the purchase of shares in China Unicom Limited between Telefónica Internacional, S.A.U. and AllianceBernstein L.P.

4.	Irrevocable Undertaking, dated June 1, 2008, between Telefónica Internacional, S.A.U. and China Unicom Limited.

5.	Joint Filing Agreement, dated September 15, 2008, between Telefónica, S.A. and Telefónica Internacional, S.A.U.